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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

April 18, 2019

Re:	Kontoor Brands, Inc.

Registration Statement on Form 10

Filed April 1, 2019

File No. 001-38854

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rufus Decker, Accounting Branch Chief

Angela Lumley, Staff Accountant

Pamela Howell, Special Counsel

Ruairi Regan, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Kontoor Brands, Inc. (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10 (the “Registration Statement”) contained in the Staff’s letter dated April 8, 2019 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement. We are also sending, under separate cover, a marked copy of the Registration Statement showing changes to the Registration Statement.

April 18, 2019

Registration Statement on Form 10

General

1.	Refer to prior comment 1. Please revise your disclosure to state clearly whether you intend for the exclusive forum provision to apply to actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the forum selection provision is intended to apply to actions arising under the Securities Act or the Exchange Act. The Company has revised the disclosure on pages 38 and 144 of Exhibit 99.1 to the Amended Registration Statement to clearly state such intention.

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Please do not hesitate to contact me at 212-450-4135 or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:	Rustin Welton, Chief Financial Officer, Kontoor Brands, Inc.

Laurel Krueger, Vice President, General Counsel and Corporate Secretary, Kontoor Brands, Inc.

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